SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 29, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F:☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosures: One Nokia stock exchange release dated March 29, 2019:

•                  Notice of the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

Notice of the Annual General Meeting of Nokia Corporation

Nokia Corporation
Stock Exchange Release
March 29, 2019 at 9:30 (CET +1)

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Tuesday, May 21, 2019 at 2:00 p.m. at Helsinki Messukeskus, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 12:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of a person to confirm the minutes and a person to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the year 2018

• Review by the President and CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet and authorization to the Board of Directors to resolve on the distribution of distributable funds

The Board proposes that instead of a direct resolution on dividend payment, the Annual General Meeting authorize the Board to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.20 per share as dividend from the retained earnings and/or as repayment of capital from the fund for invested unrestricted equity.

The authorization would be valid until the opening of the next Annual General Meeting. The authorization would be used to distribute funds in four instalments during the validity of the authorization, unless the Board decides otherwise for a justified reason. The Board would make separate resolutions on the amount and timing of each distribution with preliminary record and payment dates stated below. The Company will announce each Board resolution separately and confirm the relevant record and payment dates in such announcements.

Preliminary record date	Preliminary payment date
May 23, 2019	June 6, 2019
July 30, 2019	August 8, 2019
October 29, 2019	November 7, 2019
February 4, 2020	February 13, 2020

Each instalment would be paid to the shareholders that are registered in the Company’s Register of Shareholders maintained by Euroclear Finland Oy on the record date of the relevant instalment.

For the avoidance of doubt, the Board proposes to the Annual General Meeting that no dividend is distributed directly by a resolution of the Annual General Meeting based on the balance sheet to be adopted for the financial period ended on December 31, 2018.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability

10. Resolution on the remuneration to the members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term ending at the close of the next Annual General Meeting remains at current level: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, it is proposed that the Chair of the Audit Committee and the Chair of the Personnel Committee will each receive an additional annual fee of EUR 30 000, Chair of the Technology Committee an additional annual fee of EUR 20 000 and other members of the Audit Committee an additional annual fee of EUR 15 000 each.

The Board also proposes that a meeting fee for Board and Committee meetings be paid to all the other Board members, except the Chair of the Board, based on travel required between the Board member’s home location and the location of a meeting. The meeting fee would be paid for a maximum of seven meetings per term and remain on the following levels: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel.

Furthermore, the Board also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

It is proposed that approximately 40% of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee, travel expenses and other expenses would be paid in cash.

11. Resolution on the number of members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten (10).

12. Election of members of the Board of Directors

Louis R. Hughes has informed that he will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Accordingly, the Board, on the recommendation of the Board’s Corporate Governance and Nomination Committee, proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa, Carla Smits-Nusteling and Kari Stadigh. In addition, it is proposed that Søren Skou, CEO of A.P. Møller Mærsk A/S, be elected as a member of the Board of Directors for the same term.

All candidates for the Board of Directors are presented on the Company’s website www.nokia.com/agm.

13. Election of Auditor for the financial year 2019

On the recommendation of the Board’s Audit Committee, the Board proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the financial year 2019.

14. Election of Auditor for the financial year 2020

Nokia has an obligation to organize an audit firm selection procedure in accordance with the EU Audit Regulation concerning the audit for the financial year 2020 (mandatory auditor rotation). The practical requirements for arranging the selection procedure under the EU Audit Regulation and the obligation to include at least two candidates in the recommendation of the Audit Committee have caused the Board to re-evaluate of the timing of the election of the auditor. The election of an auditor for the financial year 2020 already in this Annual General Meeting would give the elected auditor time to prepare for the new audit engagement. At the same time, the shareholders of the Company would have an opportunity to elect the auditor already prior to the relevant financial year.

Based on the above and on the recommendation of the Board’s Audit Committee, the Board proposes to the Annual General Meeting that Deloitte Oy be elected as the Company’s auditor for the financial year 2020.

15. Resolution on the remuneration of the Auditor

On the recommendation of the Board’s Audit Committee, the Board proposes to the Annual General Meeting that the auditor to be elected for the financial year 2019 and 2020, respectively, be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

16. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 550 million shares, which corresponds to less than 10 per cent of the Company’s total number of shares.

The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity which means that the repurchases will reduce distributable funds of the Company.

The price paid for the shares under the authorization shall be based on the market price of Nokia shares on the securities markets on the date of the repurchase. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The Company may enter into derivative, share lending or other arrangements customary in capital market practice.

The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

It is proposed that the authorization be effective until November 21, 2020 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on May 30, 2018.

17. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10 per cent of the Company’s total number of shares as of the date of this proposal.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board. The Board would resolve on all terms and conditions of the issuance of shares and special rights under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act.

It is proposed that the authorization be effective until November 21, 2020 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on May 30, 2018. The authorization does not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

18. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The “Nokia in 2018” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, is available on the above-mentioned website. These documents will also be available at the Meeting and copies of these documents will be sent to shareholders upon request. The minutes of the Annual General Meeting will be available on the Company’s website www.nokia.com/agm at the latest on June 4, 2019.

C. Instructions for the participants in the Annual General Meeting

1. The right to participate and registration

Each shareholder, who on May 9, 2019 is registered in the Register of Shareholders of the Company, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. If you do not have a Finnish book-entry account see section 4. Holders of Nominee registered shares or 5. Holders of American Depositary Receipts (ADR).

A shareholder, with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting by giving prior notice of attendance no later than on May 14, 2019 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a) through the Company’s website at www.nokia.com/agm;

b) by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or

c) by letter to the Register of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2. Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Annual General Meeting through the Company’s website from March 29, 2019 until 4:00 p.m. (Finnish time) on May 14, 2019. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability Companies Act to request information or a vote in the Meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/agm.

The Finnish book-entry account number of the shareholder is needed for voting in advance.

3. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Powers of attorney should be delivered in original to Nokia’s Register of Shareholders at the above- mentioned address or via email to agm@nokia.com before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares has the right to participate in the general meeting by virtue of such shares, based on which he/she on the record date of the general meeting, i.e. on May 9, 2019, would be entitled to be registered in the shareholders’ register of the company held by Euroclear Finland Oy. The right to participate in the general meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by May 16, 2019 by 4:00 p.m. (Finnish time). As regards nominee registered shares this constitutes due registration for the general meeting.

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the company, the issuing of proxy documents and registration for the AGM from his/her custodian bank. The account management organization of the custodian bank will temporarily register a holder of nominee-registered shares, who wants to participate in the AGM, into the shareholders’ register of the company at the latest by the time stated above. Further information on these matters can also be found on the company’s website www.nokia.com/agm.

5. Holders of American Depositary Receipts (ADR)

Holders of American Depositary Shares (ADR) intending to vote at the Annual General Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of their intention and shall comply with the instructions provided by Citibank, N.A.

6. Other instructions and information

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation and votes represented by such shares is 5 635 968 159.

Doors of the meeting venue will open at 12:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. Coffee will be served before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

March 26, 2019

BOARD OF DIRECTORS

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Jon Peet, Vice President, Corporate Communications

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our 2019-2020 cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019		Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title:Vice President, Corporate Legal